

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 13, 2016

Namal Nawana
Chief Executive Officer
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts

> **Re: Alere Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 15, 2016**
> **File No. 001-16789**

Dear Mr. Nawana:

 We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 26
Background of the Merger, page 26

1.   Please describe in more detail the potential strategic and financial alternatives reviewed between September 2014 and December 2015 that are referenced in the second full paragraph on page 27. Please also describe the alternatives discussed at the December 14, 2015 board meeting.

2.   Please describe the discussions relating to the exclusion of a standstill provision in the confidentiality agreement executed on January 5, 2016 between Alere and Abbott. We note a standstill provision was included in the confidentiality agreements Alere entered into with Companies D, E, F and G.

Opinion of the Company's Financial Advisor, page 40

3.   Please provide us with copies of the materials that J.P. Morgan Securities LLC prepared and shared with the board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.

4.   Please revise to disclose the data underlying the results described in this section. For example, in the Public Trading Multiples analysis, please disclose the Firm Value to EBITDA and P/E multiples for each selected company, identify the multiples that were determined to be outliers and explain why these outliers were excluded. For the Selected Transaction Analysis, disclose the Firm Values implied by the transactions and the resulting multiples of the companies' EBITDA for each transaction.

Discounted Cash Flow Analysis, page 42

5.   Please revise your description of the Discounted Cash Flow Analysis to disclose the projections for the fiscal years 2019 through 2025 that J.P. Morgan relied on when preparing the analysis, as well as the assumptions provided by management that were the basis of these projections.

General, page 43

6.   Please quantify the amount of fees Alere has paid to J.P. Morgan and its affiliates in the past two years. Refer to Item 14(b)(6) of Schedule 14A.

Regulatory Approvals Required for the Merger, page 60

7.   Please expand your disclosure to address the status of your response to the FTC's request for additional information received on May 2, 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Doug Barry, Esq.